MANAGEMENT DISCUSSION AND ANALYSIS

For the nine months ended June 30, 2024 and 2023

As at August 29, 2024

This Management Discussion and Analysis ("MD&A") has been approved in accordance with a resolution of the Board of Directors of Cypherpunk Holdings Inc. ("Cypherpunk" or, the "Company") dated August 29, 2024. It should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the nine month period ended June 30, 2024 and 2023 (the "Interim Statements").

ABOUT CYPHERPUNK HOLDINGS INC.

Cypherpunk is a publicly traded company that is listed on the Canadian Securities Exchange (CSE) under the ticker HODL.

The Company is an actively managed crypto investment company. The Company's objective is based on its objective to invest in crypto companies that drive technological innovation, demonstrate market leadership, achieve real-world adoption, navigate regulatory environments effectively, and form strategic partnerships for sustained growth (the "Investment Objective").

Cypherpunk executes its Investment Objective through three lines of effort:

(1) Treasury management - - Maintaining a core portfolio of cryptocurrencies for long-term growth, enhanced with risk management strategies to minimize volatility, and generating yield through lending, staking, and liquidity provisioning;

(2) Private equity focused on early stage companies in the DeFi and blockchain sectors; and

(3) Active investments to generate yield through strategic activities, including Bitcoin mining.

As at June 30, 2024, the Company had total assets of $28.4 million and net book value of $27.9 million.

SIGNIFICANT EVENTS IN THE NINE MONTH PERIOD ENDED JUNE 30, 2024

Overview

- Total assets increased $11.3 million from year end to $28.4 million

- Net book value increased $11.1 million to $27.9 million

- Resumption of the European call option treasury management strategy

- Pursuant to the terms of a normal course issuer bid, during the nine months ended June 30, 2024, the Company purchased and cancelled 7,603,343 shares.

Treasury Management and Diversified Yield Generation

Treasury Management - The Company resumed its treasury management strategy during the quarter, selling European call options that generated 7.3293 Bitcoin in premiums.

Cryptocurrencies - At June 30, 2024, the Company had 117.15 Bitcoin (September 30, 2023 - 215.37 Bitcoin) with a cost base of $4.5 million. The decrease in Bitcoin since September 30, 2024 is due to the sale of Bitcoin to fund the purchase of Solana and to support treasury management operations offset by Bitcoin income from mining operations, dividends and premium income from treasury management operations.

Private Equity and Venture Capital

Highlights

- Total investments of $2.5 million, a decrease of $4 million from $6.5 million at September 30, 2023.

Cypherpunk Holdings Inc.

- Sale of 6.2 million Animoca Brands Corporation Limited ("Animoca") shares at a price of AUD $0.92 per share ($0.82 CAD) for gross proceeds of AUD $5.7 million ($5.1 million CAD).

- $1,167,314 realized loss on investments recognized during the nine months ended June 30, 2024 (2023 - $1,178,765), representing a loss of approximately $1,437,946, on the sale of approximately 6.2 million Animoca shares, which includes brokerage costs of $66,280, offset by a gain of $270,661 from the Company's pro rata share of the proceeds realized by Isla Capital Ltd. ("Isla") from the sale of its right to FTX Trading Ltd. ("FTX") bankruptcy claims (the "Claims").

The Company's investments in equity instruments are classified as FVTPL and are carried at fair value. The detail as at June 30, 2024 is as follows:

		June 30,		September 30,
	Quantity	2024	Quantity	2023

Animoca Brands Corporation Limited (a)	2,856,630	$2,082,575	9,090,909	$5,120,897
Chia Network Inc. (b)	19,860	358,953	19,860	366,932
NGRAVE.IO (c)	138,966	82,799	138,966	80,976
Lucy Labs Flagship Offshore Fund SPC (d)	500	-	500	-
Streetside Development, LLC (e)	1,429	-	1,429	122,646
zkSNACKS Limited - Shares (f)	4,500	-	4,500	772,668
		$2,524,327		$6,464,119

(a) During the year ended September 30, 2023, the Company purchased 9,090,909 shares of Animoca Brands Corporation Limited ("Animoca") at a cost of AUD $1.10 ($1.04 CAD) per share for a total cost of AUD $10,000,000 ($9,434,917 CAD). During the nine months ended June 30, 2024, the Company sold 6,233,370 Animoca shares at an average price of AUD $0.92 per share ($0.82 CAD) for gross proceeds of AUD $5,732,910 ($5,112,294 CAD). At June 30, 2024, the Company determined the fair value of its remaining 2,856,630 Animoca shares to be $2,082,575.

(b) During the year ended September 30, 2021, pursuant to the Company's Simple Agreement for Future Equity ("SAFE") investment in Chia Network Inc. ("Chia"), the Company received 19,806 shares of Series B Stock priced at US$15 per share, and the Company also exercised its participation rights and acquired 600 common shares of Chia at a price of US$21.21. Based on a review of the financial status of Chia as at September 30, 2023, management estimated Chia's fair market value per share to be $17.98 (US$13.30), the Company wrote its investment Chia down by $2,558 (2022 - $188,231) to a value of $366,932 (2022 - 369,490) in the consolidated statements of comprehensive income. The Company determined the fair value of its Chia shares was $358,953 as at June 30, 2024.

(c) During the year ended September 30, 2022, the Company's convertible loan to NGRAVE was converted into common shares of NGRAVE pursuant to its convertible loan agreement which resulted in the Company receiving 138,966 NGRAVE common shares at a deemed price of EUR 0.7936. Based on an independent valuation of NGRAVE dated September 30, 2023, that estimated the fair value of NGRAVE to be C$80,976 (2022 - $148,419) as at September 30, 2023, the Company recognized an unrealized loss of $67,443 (2022 - $107,692) on its NGRAVE investment in the consolidated statements of comprehensive income. The Company determined the fair value of its NGRAVE shares was $82,799 as at June 30, 2024.

(d) During the year ended September 30, 2022, the Company invested $636,075 (US$500,000) in Lucy Labs Flagship Offshore Fund Crypto Rising tide portfolio ("Lucy Labs"). As at September 30, 2022, the Company determined that the fair value of Lucy Labs was $707,649, recognizing an unrealized gain of $71,574 in the consolidated statements of comprehensive income. On November 11, 2022, FTX filed for Chapter 11 bankruptcy protection. FTX was a counterparty of Lucy Labs. Based on correspondence with Lucy Labs, the Company wrote down its investments with Lucy Labs to $nil during the year ended September 30, 2023.

(e) Based on an independent valuation of Streetside Development, LLC dated September 30, 2023 that estimated the fair value of Streetside to be $122,646 (2022 - $126,516) as at September 30, 2023, the Company recognized an unrealized loss of $3,870 (2022 - $nil) on its Streetside investment in the consolidated statements of comprehensive income. The Company determined the fair value of its Streetside shares was $nil as at June 30, 2024 recognizing an unrealized loss of $122,646 in the Interim Statements (2022 - $nil).

(f) Based on an independent valuation of zkSNACKS Limited dated September 30, 2023 that estimated the fair value of zkSNACKS to be $772,668 (2022 - $445,028) as at September 30, 2023, the Company recognized an unrealized gain of $327,641 (2022 - $nil) on its zkSNACKS investment in the consolidated statements of comprehensive income. During the nine months ended June 30, 2024, the Company received dividend income of approximately 2.0 bitcoin (2023 - 0.99 bitcoin). The Company determined the fair value of its Streetside shares was $nil as at June 30, 2024 recognizing an unrealized loss of $772,668 in the Interim Statements (2022 - $nil).

During the year ended September 30, 2022, the Company invested US$1,500,000 ($1,923,658) in three tranches acquiring 14,762.1833 Class B common shares of the AB Digital Strategies Fund (the "Isla Shares") managed by UK FCA-regulated Isla Capital Ltd. ("Isla"). During the year ended September 30, 2023, the Company redeemed its Isla shares for proceeds of $1,591,591, realizing a loss of $471,116 in the consolidated statements of comprehensive income. During the three months ended December 30, 2023 Isla sold its right to FTX bankruptcy claims (the "Claims"). As a result, the Company recognized a realized gain on investments of $270,661 in its Interim Statements (2022 - a realized loss of $471,116) representing its pro rata share of the proceeds from Isla's sale of the Claims, which were received by the Company during the nine months ended June 30, 2024.

Cypherpunk Holdings Inc.

Other Assets

Other assets declined $23,727 to $36,418 at June 30, 2024 (September 30, 2023 - $60,145), due to the amortization of the Company's cryptocurrency mining assets.

Subsequent Events

On July 3, 2024, the Company granted 3,000,000 options to acquire common shares of the Company at an exercise price of $0.115.

On July 3, 2024, the Company cancelled 6,900,000 options to acquire common shares of the Company.

On July 8, 2024, the Company granted 2,000,000 options to acquire common shares at an exercise price of $0.115.

On August 6, 2024, the Company granted 6,900,000 options to acquire common shares at an exercise price of $0.155.

Subsequent to June 30, 2024 to the date hereof the Company has acquired 67,130 SOL for a total cost of US$9,806,010 ($13,332,251).

OVERALL PERFORMANCE

Overview

- Cash position of $8.5 million (September 30, 2023 - $1.9 million)

- Cryptocurrency holdings of $16.5 million (September 30, 2023 - $7.9 million) reflecting:

o An unrealized gain of $6.0 million (2023 - $63,105), recognized in other comprehensive income

o Other income of $182,341

o Dividend income of $248,411

o Cash sales of cryptocurrencies of $8.8 million, resulting in a gain of $4.8 million, recognized in other comprehensive income

- Total assets of $28.4 million (September 30, 2023 - $17.1 million)

- Net book value of $27.9 million (September 30, 2023 - $16.8 million)

SELECTED ANNUAL INFORMATION

Selected audited annual information for the three most recently completed years, all reported under IFRS, are as follows:

Year ended September 30,	2023	2022	2021

Total assets	$17,054,245	$23,892,055	$31,230,861
Shareholders' equity	16,827,769	23,583,763	27,841,541
Income	(4,498,715)	3,131,499	406,819
Net income	(6,282,328)	358,456	(1,174,497)
EPS	$(0.04)	$0.00	$(0.01)
Comprehensive income	(6,479,174)	(5,612,877)	7,419,378

Results of Operations

Comparison of the years ended September 30, 2023 and 2022

The total comprehensive loss for the year ended September 30, 2023 ("Fiscal 2023") increased $866,297 to a loss of $6,479,174 compared to total comprehensive loss of $5,612,877 for the year ended September 30, 2022 ("Fiscal 2022"). The main reasons for the variance are as follows:

- Unrealized loss on investments of $4,060,250 during Fiscal 2023 (2022 - $1,325,836), mainly due to an unrealized loss on Animoca of $4,314,020 in Fiscal 2023. In Fiscal 2022 the unrealized loss was mainly due to losses in the Company's GOAT, Animoca and Ngrave investments totaling $1,325,836.

Cypherpunk Holdings Inc.

- During Fiscal 2023 the Company realized a loss on investments of $1,178,765 (2022 - a realized gain of $3,758,852) due to realized losses on ISLA and Lucy Labs during Fiscal 2023. In Fiscal 2022 the realized gain on investments was mainly due to the sale of its Animoca investment of $4,212,365 offset by realized losses on its 168, Panxora and 66 investments.

- The Company realized on gain on disposition of IPv4 assets during Fiscal 2023 of $536,633 (2022 - $nil).

- Operating expenses in Fiscal 2023 were $1,810,557 (2022 - $2,338,302), the decrease in operating losses was mainly due to:

o Stock-based compensation in Fiscal 2023 of $430,945 (2022 - $1,345,099).

o Consulting fees of $424,735 (2022 - $625,990).

o Foreign exchange loss in Fiscal 2023 of $346,669 (2022 - gain of $715,354).

o Amortization expense of $70,885 (2022 - $255,548).

o Asset impairment in Fiscal 2023 of $nil (2022 - $215,802).

- For Fiscal 2023 the loss from items that will not be reclassified to profit and loss of $196,846 (2022 - $5,971,333).

SELECTED QUARTERLY INFORMATION

The below selected quarterly information summarizes the financial information for the last eight quarters.

	Jun-24	Mar-24	Dec-23	Sep-23	Jun-23	Mar-23	Dec-22	Sep-22
	$	$	$	$	$	$	$	$
Income (loss) before taxes	(1,497,247)	(241,244)	2,642,003	(2,718,445)	(2,113,551)	(128,318)	(1,348,958)	(107,105)
Tax Recovery	-	-	-	26,944	-	-	-	(434,741)
Income (loss) for period	(1,497,247)	(241,244)	2,642,003	(2,691,501)	(2,113,551)	(128,318)	(1,348,958)	(541,846)
Net income (loss) per share (basic and diluted)	$(0.01)	$-	$0.02	$(0.03)	$(0.01)	$(0.00)	$(0.01)	$(0.01)
Total comprehensive income (loss)	4,959,352	7,738,279	6,926,254	(3,445,375)	(1,619,628)	(65,213)	(1,348,958)	2,533,478
Total assets	28,354,585	31,342,586	23,964,991	17,054,245	20,465,732	22,468,284	22,645,041	23,892,055
Net book value	27,877,248	31,169,185	23,792,099	16,827,769	20,254,004	22,211,225	22,376,611	23,583,763

Results of Operations

Comparison of the three months ended June 30, 2024 and 2023

The total comprehensive income for the three months ended June 30, 2024 ("Q3-24") increased $5.0 million to $4.9 million (2023 - total comprehensive loss of $1.6 million). The main reasons for the increase are as follows:

- In Q3-24 there was other comprehensive income of $6.5 million (2023 - $0.49 million), mainly due to unrealized gains in the Company's Bitcoin holdings of $1.7 million and realized gains on the sale of 102.21 Bitcoin of approximately $4.8 million during Q3-24.

- In Q3-24 there was a realized loss on investments of $1.4 million (2023 - $nil) mainly due to the sale of 3.7 million Animoca shares.

- Divided income increased $237,082 to $245,798, mainly due to approximately 2.0 of Bitcoin dividends paid by zkSNACKS

- In Q2-24 operating expenses increased $20,235 to $372,147, mainly due to the following:

o A $70,059 decrease in stock based compensation to $43,758

o A $169,368 decrease in foreign exchange loss to a foreign exchange gain of $119,636

o A $101,636 increase in consulting fees to $203,877

o A $79,236 increase in professional fees to $101,856

o A $71,227 increase in general and administrative fees

Comparison of the nine months ended June 30, 2024 and 2023

The total comprehensive income for the nine months ended June 30, 2024 increased $14.9 million to $11.9 million (2023 - total comprehensive loss of $3.0 million). The main reasons for the increase are as follows:

- During the nine months ended June 30, 2024, there was other comprehensive income of $10.7 million (2023 - $0.56 million), mainly due to unrealized gains in the Company's Bitcoin holdings of $6.0 million and realized gains on the sale of approximately 102.4 Bitcoin of approximately $4.8 million

Cypherpunk Holdings Inc.

- During the nine months ended June 30, 2024, there was an unrealized gain on investments of $2.5 million (2023 - unrealized loss of $1.5 million) mainly due to the appreciation of Animoca shares during the nine months ended June 30, 2024 relative to their market value at September 30, 2023.

- During the nine months ended June 30, 2024, divided income increased $2222,055 to $248,411, mainly due to 2.0 of Bitcoin dividends paid by zkSNACKS

- Realized gain on the disposition of assets of $nil during the nine months ended June 30, 2024 (2023 - $536,633)

- During the nine months ended June 30, 2024, operating expenses decreased $965,074 to $662,880, mainly due to the following:

o A $329,971 decrease in stock based compensation to $81,834

o A $466,673 decrease in foreign exchange loss to a foreign exchange gain of $75,419

o A $102,746 decrease in professional fees to $146,322

FINANCIAL AND CAPITAL MANAGEMENT

Outstanding Share Data

At June 30, 2024
Common shares outstanding:	144,673,465
Options to purchase common shares:	11,617,375
Warrants:	nil

At August 29, 2024
Common shares outstanding:	146,173,465
Options to purchase common shares:	14,467,375
Warrants:	nil

Cash Flow

For the nine months ended June 30, 2024, cash and cash equivalents increased $6.6 million (2023 - decrease of $16.4 million) due to $261,648 of net cash used in operating activities (2023 - $956,527), $917,961 of net cash used in financing activities (2023 - $707,765), and $7.8 million of net cash provided by investing activities (2023 - $14.8 used in investing activities).

FAIR VALUE

The fair value of the Company's cash and cash equivalents are not materially different from the carrying values given the short term nature.

Recurring fair value measurements (financial and non-financial assets)

(i) Fair value hierarchy

The Company records certain financial instruments or assets on a recurring fair value basis as follows:

Recurring fair value measurements - June 30, 2024	Level 1	Level 2	Level 3
Financial assets at fair value through FVTPL
Equity investment	$-	$2,082,575	$441,752
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	16,507,308	-
	$-	$18,589,883	$441,752

Cypherpunk Holdings Inc.

Recurring fair value measurements - September 30, 2023	Level 1	Level 2	Level 3
Financial assets at fair value through FVTPL
Equity investment	$-	$5,120,897	$1,343,222
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	7,852,418	-
	$-	$12,973,315	$1,343,222

The Company defines its fair value hierarchy as follows:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g., other public markets) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

The Company exercised significant due diligence and judgement and determined that this presence and availability of this market was the most advantageous market and utilized the pricing available in the market as an estimate of the fair value of the investment. In addition, The Company's cryptocurrencies, convertible loan, and assets held as collateral are classified as Level 2 determined by taking the price from www.coinmarketcap.com as of 24:00 UTC.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(ii) Valuation techniques used to determine fair values:

Specific valuation techniques used to fair value financial instruments, specifically those that are not quoted in an active market. These are development stage companies, as such the Company utilized a market approach:

a) The use of quoted market prices in active or other public markets

b) The use of most recent transactions of similar instruments

c) Changes in expected technical milestones of the investee

d) Changes in management, strategy, litigation mattes or other internal matters

e) Significant changes in the results of the investee compared with the budget, plan, or milestone

(iii) Transfers between levels 2 and 3

There were no transfers between levels 2 and 3 during the nine months ended June 30, 2024 and the year ended September 30, 2023.

(iv) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in the level 3 fair value measurements (see above for valuation techniques adopted):

			Unobservable
Description	Fair Value		Inputs	Range of inputs
	June 30,	September 30,	June 30,	June 30,
	2024	2023	2024	2024
Investments	$441,752	$1,343,222	(a) and (b)	N/A

(vi) Valuation processes

The Investment Committee includes a team that performs the valuations of all items required for financial reporting purposes, including level 3 fair values. This team collaborates with the chief financial officer ("CFO") at least once every three months which is in-line with the Company's reporting requirements. The main Level 3 inputs derived and evaluated by the Company's team are the timeline for expected milestones and assessment of the technical matter relating to the technology.

Cypherpunk Holdings Inc.

The independent valuators utilized a variety of approaches and assumptions, including but not limited to:

- Income, comparable market multiples, precedent transactions, and cost approach

- Forecast revenue, expenses, and profitability

- Income tax

- Capex

- Discount rates

- Residual value

- Volatility of underlying asset

- Risk free rate of interest

- Value of strategic coin reserves, if any

- Weighting of various valuation approaches

- Timing of liquidity date, if any

The Company performed a sensitivity analysis on the carrying value of its Level 3 assets at June 30, 2024 and noted that a 20% decrease would result in a $88,350 decrease in fair value.

FINANCIAL RISK FACTORS

Capital Management

The Company manages and adjusts its capital structure, based on the funds available to the Company, in order to support the investment in cryptocurrencies and blockchain companies. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers capital to be its capital stock, warrant, and stock option components of shareholders' equity.

To effectively manage the Company's capital requirements, the management has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is sufficient working capital and planned future capital raises to meet its short-term business requirements, taking into account its anticipated cash flow from operations and its holding of cash and short-term investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the nine months ended June 30, 2024.

Safeguarding of Cryptocurrency Assets

The Company retains one third-party custodian (the "Custodian") to safeguard its cryptocurrency assets; Coinbase Custody Trust Company, LLC ("Coinbase") to hold the Company's Bitcoin and Ethereum cryptocurrency assets. The Custodian is only responsible for holding and safeguarding the Company's cryptocurrency assets and has not appointed a sub-custodian to hold certain cryptocurrency assets.

Coinbase, located at 200 Park Avenue South, Suite 1208, New York, NY 10003, is regulated by the New York Department of Financial Services (NYDFS) and operates as an independently capitalized entity. Coinbase is a fiduciary under § 100 of the New York Banking Law and is licensed to custody its clients' digital assets in trust on their behalf. As a New York state-chartered trust, Coinbase is held to the same fiduciary standards as national banks and is a qualified custodian for purposes of § 206(4)-2(d)(6) of the Advisers Act, commonly called the custody role.

Cypherpunk is not aware of anything with regards to the Coinbase's operations that would adversely affect the Company's operations and there are no known security breaches or other similar incidents involving the custodian as a result of which the Company's cryptocurrency assets have been lost or stolen. Coinbase held 100% of the Company's bitcoin holdings and carries an annually renewed commercial crime policy, with Coinbase Global Inc., Coinbase's parent company, as the named insured. In the event of a bankruptcy or insolvency Cypherpunk will enforce its rights under the Custodial Services Agreement through Arbitration under the laws of the State of New York, and will be in contact with Coinbase's Regulator, the New York State Department of Financial Services, as well as Coinbase's named insurer.

The due diligence Cypherpunk performed on Coinbase included confirmation that an annual SOC 1 audit report pertaining to internal controls over financial reporting, as well as an annual SOC 2 audit report pertaining to controls related to operations and compliance were completed by Coinbase, a review of negative news related to Coinbase, and a review of online training and tutorials offered by Coinbase.

The Company utilizes the third-party trading platform, Wintermute Asia Pte. Ltd. ("Wintermute") as an OTC desk for derivatives. Wintermute Trading Ltd (registered company number 10882520) and Wintermute Asia Pte. Ltd. (registered company number 202108542H) are proprietary trading firms providing liquidity in various crypto assets and, in the case of Wintermute Asia Pte. Ltd, certain derivatives referencing crypto assets. Wintermute Trading Limited is registered with the Financial Conduct Authority ("FCA") as a Cryptoasset firm and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations 2017 as amended. The Company uses Wintermute for is OTC derivative trading desk. The Company is not aware of anything with regards to Wintermute's operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Wintermute is not related to the Company.

Cypherpunk Holdings Inc.

The Company utilizes the third-party trading platform, Zerocap Pty Ltd ("Zerocap") as an OTC desk for derivatives. Zerocap (registered company number 100635539) is a proprietary trading firm providing liquidity in various crypto assets and certain derivatives referencing crypto assets. Zerocap is registered with the Australian Transaction Reports and Analysis Centre ("AUSTRAC") as a Digital Currency Exchange ("DCE") and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations. The Company uses Zerocap for is OTC derivative trading desk. The Company is not aware of anything with regards to Zerocap's operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Zerocap is not related to the Company.

Risk Disclosures

Exposure to credit, interest rate, cryptocurrency and currency related risks arises in the normal course of the Company's business.

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company limits its credit risk by placing its cash with high credit quality financial institutions and with cryptocurrency exchanges on which the Company has performed internal due diligence procedures. The Company deems these procedures necessary as some exchanges are unregulated and not subject to regulatory oversight. Furthermore, cryptocurrency exchanges engage in the practice of commingling their clients' assets in exchange wallets. When cryptoassets are commingled, transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is risk around the occurrence of transactions, or the existence of period end balances represented by exchanges.

As at June 30, 2024, the Company holds $8,550,548 in cash and cash equivalents at high credit quality financial institutions (September 30, 2023 - $1,927,280). The Company's due diligence procedures around exchanges and custodians utilized throughout the period include, but are not limited to, internal control procedures around on-boarding new exchanges or custodians which includes review of the exchanges or custodians anti-money laundering ("AML") and know-your-client ("KYC") policies by the Company's chief investment officer, constant review of market information specifically regarding the exchanges or custodians security and solvency risk, setting balance limits for each exchange account based on risk exposure thresholds and preparing weekly asset management reports to ensure limits are being followed and having a fail-over plan to move cash and cryptocurrencies held on an exchange or with a custodian in instances where risk exposure significantly changes.

There is no significant credit risk with respect of receivables.

Interest Rate Risk

The Company has no exposure to interest rate risk since there are no outstanding debts or other payables subject to interest charges at the end of the reported periods.

Cryptocurrencies Risk

Cryptocurrencies are measured at fair value less cost to sell. Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchanges rates, inflation or deflation and political and economic conditions. Further, cryptocurrencies have no underlying backing or contracts to enforce recovery of invested amounts. The profitability of the Company is related to the current and future market price of cryptocurrencies; in addition, the Company may not be able to liquidate its cryptocurrencies at its desired price if necessary. Investing in cryptocurrencies is speculative, prices are volatile, and market movements are difficult to predict. Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends.

Cryptocurrencies have a limited history; their fair values have historically been volatile, and the value of cryptocurrencies held by the Company could decline rapidly. A decline in the market prices of cryptocurrencies could negatively impact the Company's future operations. Historical performance of cryptocurrencies is not indicative of their future performance.

Many cryptocurrency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many cryptocurrency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from cryptocurrency software programs to confirm transaction activity, each party to the transaction user must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the cryptocurrency. This process is vulnerable to hacking and malware and could lead to theft of the Company's digital wallets and the loss of the Company's cryptocurrency.

Cypherpunk Holdings Inc.

Cryptocurrencies are loosely regulated and there is no central marketplace for exchange. Supply is determined by a computer code, not a central bank. Additionally, exchanges may suffer from operational issues, such as delayed execution, which could have an adverse effect on the Company.

The cryptocurrency exchanges on which the Company may trade on are relatively new and, in many cases, largely unregulated, and therefore may be more exposed to fraud and failure than regulated exchanges for other assets. Any financial, security, or operational difficulties experienced by such exchanges may result in an inability of the Company to recover money or cryptocurrencies being held on the exchange. Further, the Company may be unable to recover cryptocurrencies awaiting transmission into or out of the exchange, all of which could adversely affect an investment of the Company. Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in loss or less favorable prices of cryptocurrencies, or may adversely affect the Company, its operations, and its investments.

Furthermore, crypto-exchanges engage in commingling their client's assets in exchange wallets. When crypto-assets are commingled transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is a risk around the occurrence of transactions or existence of period end balances represented by exchanges.

Loss of access risk

The loss of access to the private keys associated with the Company's cryptocurrency holdings may be irreversible and could adversely affect an investment. Cryptocurrencies are controllable only by an individual that possess both the unique public key and private key or keys relating to the "digital wallet" in which the cryptocurrency is held. To the extent a private key is lost, destroyed, or otherwise compromised and no backup is accessible the Company may be unable to access the cryptocurrency.

Irrevocability of transactions

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Hard fork and air drop risks

Hard forks may occur for a variety of reasons including, but not limited to, disputes over proposed changes to the protocol, significant security breach, or an unanticipated software flaw in the multiple versions of otherwise compatible software. In the event of a hard fork in a cryptocurrency held by the Company, it is expected that the Company would hold an equivalent amount of the old and new cryptocurrency following the hard fork.

Air drops occur when the promoters of a new cryptocurrency send amounts of the new cryptocurrency to holders of another cryptocurrency that they will be able to claim a certain amount of the new cryptocurrency for free.

The Company may not be able to realize the economic benefit of a hard fork or air drop, either immediately or ever, for various reasons. For instance, the Company may not have any systems in place to monitor or participate in hard forks or airdrops.

Market Risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or all factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company's investments are susceptible to other market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company's investment guidelines.

As at June 30, 2024, management's estimate of the effect on equity to a +/- 10% change in the market prices of the Company's investments, with all other variables held constant, is $252,433 (September 30, 2023 - $646,412).

Foreign Currency Risk

The Company is exposed to foreign currency risk on financial assets and liabilities that are denominated in a currency other than the Canadian dollar. The currencies giving rise to this risk are primarily the U.S. dollar, Australian dollar, and the Euro, the balance of net monetary assets in such currencies as of June 30, 2024 is $8,271,667 (September 30, 2023 - $1,669,621). Sensitivity to a plus or minus 10% change in the foreign exchange rates would result in a foreign exchange gain/loss of $827,168 (September 30, 2023 - $166,962).

Cypherpunk Holdings Inc.

Liquidity Risk

The Company is exposed to liquidity risk primarily as a result of its trade accounts payable as well as the risk of not being able to liquidate assets at reasonable prices. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2024, the Company had cash and cash equivalents balance of $8,550,311 (September 30, 2023 - $1,927,280) to settle accounts payable and accrued liabilities of $477,337 (September 30, 2023 - $226,476). All of the Company's trade accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

Accounting Policies

This MD&A should be read in conjunction with the Company's Interim Statements. For additional information on the Company's significant accounting policies, methods and critical accounting estimates and judgments used in preparation of the Company's 2022 consolidated financial statements and notes, please refer to Note 2 of the audited consolidated financial statements as at September 30, 2022. The Interim Statements are presented on a going concern basis. The preparation of financial statements in compliance with IFRS requires the Company's management to make certain estimates and assumptions that they consider reasonable and realistic. Despite regular reviews of these estimates and assumptions, based in particular on past achievements or anticipations, facts and circumstances may lead to changes in these estimates and assumptions which could impact the reported amount of the Company's assets, liabilities, income, and expenses. Actual results may differ from those estimates.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

See note 13 of the Interim Statements.

Other Risk Factors

Risks which the Company is not aware of or which the Company currently deems to be immaterial may surface and have a material adverse impact on the Company's business income and financial condition. Exposure to credit, interest rate, cryptocurrency and currency risks arises in the normal course of the Company's business.

Other Information

This discussion and analysis of the financial position and results of operation as at August 29, 2024, should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and nine months ended June 30, 2024 and the consolidated financial statements for the year ended September 30, 2023 and 2022. Additional information can be accessed through the Company's public filings at www.sedar.com.

Management's Responsibility for Financial Information

The Company's consolidated financial statements are the responsibility of the Company's management and have been approved by the Board of Directors. The consolidated financial statements were prepared by the Company's management in accordance with IFRS. The consolidated financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the consolidated financial statements are presented fairly in all material respects.

Management's Report on Internal Control over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized, and reported within the times specified. Management regularly reviews the Company's disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The design of any system of controls and procedures is based, in part, upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Cypherpunk Holdings Inc.

"Leah Wald"

Chief Executive Officer

August 29, 2024

Forward-Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, its subsidiaries, and its projects, constitute forward-looking statements. The words "believe", "expect" , "anticipate" , "contemplate" , "target" , "plan", "intends", "continue", "budget", "estimate", "may", "schedule" and similar expressions identify forward-looking statements. This MD&A includes, but is not limited to, forward-looking statements regarding: the Company's ability to meet its working capital needs for the twelve-months ending June 30, 2024 and statements regarding the Company's critical accounting estimates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political, and social uncertainties, and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, political and foreign risk, uninsurable risks, competition, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See "Risk and Uncertainties" section of this MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this MD&A and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events, or results or otherwise.